Exhibit 99.1

MDJM LTD

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: MDJH)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Meeting”) of MDJM LTD (the “Company”) will be held on October 15, 2021, at 10:00 a.m., Beijing Time, at Suite C-1505, Saidun Center, Xikang Road, Heping District, Tianjin, People’s Republic of China, for the following purposes:

1.	To re-elect Mr. Siping Xu as a director of the Company to hold office until the next annual general meeting;
2.	To re-elect Mr. Yang Li as a director of the Company to hold office until the next annual general meeting;
3.	To re-elect Mr. Zhenlei Hu as a director of the Company to hold office until the next annual general meeting;
4.	To re-elect Mr. Liding Sun as a director of the Company to hold office until the next annual general meeting;
5.	To re-elect Mr. Wei Guan as a director of the Company to hold office until the next annual general meeting;
6.	To authorize the board of directors of the Company (the “Board of Directors”) to fix the remuneration of the directors; and
7.	To approve, ratify, and confirm the re-appointment of RBSM LLP as the Company’s independent auditors for the year ending December 31, 2021, and to authorize the Board of Directors to fix their remuneration.

The Board of Directors has fixed the close of business on September 3, 2021 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2020 annual report, from the Company’s website at www.mdjhchina.com or by submitting a request to caileimdzy@163.com.

By Order of the Board of Directors,

/s/ Siping Xu
Siping Xu
Chairman of the Board of Directors

Tianjin, China

September 13, 2021

MDJM LTD

ANNUAL GENERAL MEETING OF SHAREHOLDERS

October 15, 2021

10:00 a.m., Beijing Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of MDJM LTD (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on October 15, 2021, at 10:00 a.m., Beijing Time, at Suite C-1505, Saidun Center, Xikang Road, Heping District, Tianjin, People’s Republic of China or any adjournment thereof.

Only holders of the ordinary shares of the Company of record at the close of business on September 3, 2021 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.	To re-elect Mr. Siping Xu as a director of the Company to hold office until the next annual general meeting;
2.	To re-elect Mr. Yang Li as a director of the Company to hold office until the next annual general meeting;
3.	To re-elect Mr. Zhenlei Hu as a director of the Company to hold office until the next annual general meeting;
4.	To re-elect Mr. Liding Sun as a director of the Company to hold office until the next annual general meeting;
5.	To re-elect Mr. Wei Guan as a director of the Company to hold office until the next annual general meeting;
6.	To authorize the Board of Directors to fix the remuneration of the directors; and
7.	To approve, ratify, and confirm the re-appointment of RBSM LLP as the Company’s independent auditors for the year ending December 31, 2021, and to authorize the Board of Directors to fix their remuneration.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–7.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended December 31, 2020 (the “2020 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2020 Annual Report to shareholders by visiting the “Annual Results” heading under the “Financial Info” section of the Company’s website at www.mdjhchina.com. If you want to receive a paper or email copy of the Company’s 2020 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@mdjhchina.com.

PROPOSAL NO. 1 THROUGH PROPOSAL NO. 6

RE-ELECTION OF CURRENT DIRECTORS,

AND

THE AUTHORIZATION GIVEN TO THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE DIRECTORS

The Board of Directors currently consists of five members. All five current directors named below will seek re-election at the Meeting.

Each director to be re-elected will hold office until the next annual general meeting of shareholders or until his or her appointment is otherwise terminated in accordance with the articles of association of the Company.

DIRECTORS FOR RE-ELECTION

Mr. Siping Xu has been our Chief Executive Officer (“CEO”) and Chairman of the Board since January 26, 2018. Mr. Xu has served as the Chairman of the Board of Mingda Jiahe (Tianjin) Stock Co., Ltd. (“Mingda Tianjin”) since September 2015 and served as the general manager of Mingda Tianjin from September 2002 to August 2015. From May 1998 to December 2000, Mr. Xu worked in the Finance Department of Tianjin Tenglong Real Estate Co., Ltd. From January 2001 to August 2002, Mr. Xu served as the development manager for Tianjin Jiezuo Real Estate Co., Ltd. Mr. Xu holds a bachelor’s degree in accounting and computer management from Tianjin University.

Mr. Yang Li has served as our director since January 26, 2018. He has also served as the general manager and director of Mingda Tianjin since September 2015. From May 2011 to September 2015, Mr. Li served as the deputy general manager of marketing for Mingda Tianjin. From January 2008 to April 2011, Mr. Li was the department director of eHouse China Tianjin Company. From June 2005 to August 2007, Mr. Li served as a department manager for Tianjin Yuxuan Consultant Co., Ltd. Mr. Li holds a bachelor’s degree in engineering from Tianjin University of Science and Technology.

Mr. Zhenlei Hu has served as our independent director since January 2020. Mr. Hu has served as an audit partner at ShineWing Certified Public Accountants Co., Ltd. Tianjin Branch since December 2019. From September 2014 to November 2019, Mr. Hu served as an audit partner at Ruihua Certified Public Accountants Tianjin Branch. From May 2008 to August 2014, Mr. Hu served as an audit partner at Zhongrui Yuehua Certified Public Accountants Tianjin Branch (now part of Ruihua Certified Public Accountants). Mr. Hu received his bachelor’s degree in Audit from Tianjin University of Finance and Economics in 1995.

Mr. Liding Sun has served as our independent director since May 18, 2018. Mr. Sun has been the director of software development at CoreIp Solutions, a technology solution consulting firm offering technology solutions across multiple industries since January 2011. Mr. Sun holds a Master’s degree and a Bachelor’s degree in Computer Science, both from UCLA.

Mr. Wei Guan has served as our independent director since May 18, 2018. Mr. Guan co-founded Beijing Jingguanxuan Marketing Development Co., Ltd. as one of its shareholders and has served as its deputy managing director since October 2015. From March 1997 to October 2015, Mr. Guan worked for the Boutique Shopping Guide newspaper and its World magazine as an engineer. Mr. Guan received his bachelor’s degree from Capital University of Economics and Business in 1993. Mr. Guan received his postgraduate degree in Regional Economics from the Renmin University of China in 2001. Mr. Guan received his master’s degree in Business Administration from the University of International Business and Economics in 2006.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RE-ELECTION OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE,

AND

THE AUTHORIZATION GIVEN TO THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE DIRECTORS.

PROPOSAL NO. 7

APPROVAL, RATIFICATION, AND CONFIRMATION

OF

THE RE-APPOINTMENT OF INDEPENDENT AUDITORS

AND

THE AUTHORIZATION GIVEN TO THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION

The Company’s audit committee recommends, and the Board of Directors concurs, that RBSM LLP be re-appointed as the Company’s independent auditors for the fiscal year ending December 31, 2021, and that the Board of Directors be authorized to fix their remuneration.

In the event that our shareholders fail to approve, ratify, and confirm the appointment and the authorization, our audit committee will reconsider its selection. Even if the appointment is approved, ratified, and confirmed, our audit committee in its discretion may recommend the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR

THE APPROVAL, RATIFICATION, AND CONFIRMATION OF THE RE-APPOINTMENT

OF

RBSM LLP AS THE COMPANY’S INDEPENDENT AUDITORS

FOR THE FISCAL YEAR ENDING DECEMBER 31, 2021

AND

THE AUTHORIZATION GIVEN TO THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

September 13, 2021	/s/ Siping Xu
Siping Xu
Chairman of the Board of Directors